SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December , 2002
(December 6, 2002 through to January 3, 2003)

British Biotech
(Translation of Registrant’s Name Into English)

Thames Court, Watlington Road, Oxford OX4 6LY England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

Back to Contents

CONTENTS OF REPORT

Document

1.	London Stock Exchange announcement dated January 3, 2003 relating to disclosable interest in shares

2.	News release dated December 17, 2002 entitled Listing of American Depositary Shares (US announcement)

3.	News release dated December 17, 2002 entitled Listing of American Depositary Shares (UK announcement)

4.	London Stock Exchange announcement dated December 6, 2002 relating to disclosable interest in shares

Back to Contents

3rd January 2003

Company Announcements Office
Stock Exchange
London
EC2N 1HP

FAX NO:	0207 588 6057

AVS:	876031

Dear Sir,

SECTIONS 198 and 199 COMPANIES ACT 1985 – DISCLOSABLE INTERESTS IN SHARES

I am writing to inform you that British Biotech plc has today been notified under Section 198/199 Companies Act 1985 that the following company no longer holds a disclosable interest in the Company’s shares:

Name:	Legal & General Investment Management Ltd

Date of transaction:	30th December 2002

Yours faithfully

Sian Bishop
Legal Counsel and Deputy Company Secretary

British Biotech plc
Registered office: Thames Court Watlington Road Oxford OX4 6LY	Registered in England
Tel: 01865 748747	and Wales No. 2304992

Back to Contents
News release	British Biotech

17 December, 2002

Listing of American Depositary Shares,
Symbol Changed from BBIOY to BBIOD

Further to its announcement on 3 December, 2002, British Biotech plc (LSE: BBG, Nasdaq: BBIOD) announces that, as of 16 December, 2002, it has amended the ratio of its ADSs (which are currently listed on The Nasdaq National Market) to its ordinary shares from one-for-ten (1:10) to one-for-forty (1:40) and in so doing has raised the bid price for its ADSs to $1.925, as at the closing of trading on such date.

British Biotech has sent to ADS holders appropriate materials providing details as to how ADS holders may exchange their existing ADSs for new ADSs reflecting the revised ratio.

British Biotech has requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination of 28 November, 2002 regarding the delisting of British Biotech’s ADSs due to failure to comply with the minimum bid price requirement of $1.00 for continued listing set forth in Nasdaq Marketplace Rule 4450(a)(5). The hearing has been requested in light of the effect that the proposed ratio change will have on the minimum bid price for British Biotech’s ADSs and is to take place on 10 January, 2003. British Biotech’s ADSs will continue to be traded on The Nasdaq National Market pending a final decision by the Nasdaq Listing Qualifications Panel. There can, however, be no assurance that the price of British Biotech’s ADSs will remain above $1.00 following the ratio change and/or that the Panel will grant British Biotech’s request for continued listing of its ADSs on The Nasdaq National Market.

——ends——

For more information please contact:

British Biotech plc	www.britishbiotech.com
Tony Weir, Finance Director	Tel: +44 (0)1865 781166

G.A. Kraut Inc
Duke Coffey	Tel: 212 696 5600

Safe harbor statement: this news release contains forward-looking statements that reflect British Biotech’s current expectations regarding future events, in particular, with respect to its request for a hearing before a Nasdaq Listing Qualifications Panel, the review of the Staff Determination by the Panel, the anticipated effect of the ratio change on the price of British Biotech’s ADSs and, in general, British Biotech’s ability to maintain the listing of its ADSs on The Nasdaq National Market. Forward-looking statements involve risks and uncertainties. Actual events could differ materially and depend, among other factors, on the Panel’s review of the Staff Determination and on the course of British Biotech’s stock price which, in turn, depends on a number of factors, including the success of British Biotech’s research strategy, the commercial viability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties relating to the regulatory process and the successful commercialization of any new products that British Biotech may develop. A further description of certain of these risks, uncertainties and other matters can be found in Item 3.B, “Key Information – Risk Factors” included in British Biotech’s Annual Report on Form 20-F for the fiscal year ended April 30, 2002, filed with the United States Securities and Exchange Commission (Commission file number: 0-20104).

British Biotech plc
Registered office Watlington Road Oxford OX4 6LY	Registered in England
Tel 01865 748747	and Wales No. 2304992

Back to Contents
News release	British Biotech

17 December, 2002

Listing of American Depositary Shares

Further to its announcement on 3 December, 2002, British Biotech plc (LSE: BBG; NASDAQ: BBIOD) announces that it has amended the ratio of its ADSs to its ordinary shares from one-for-ten to one-for-forty effective as of 16 December, 2002 and in so doing has raised its bid price to US$1.925 as at the closing of trading on such date.

British Biotech has requested a hearing before a Nasdaq Listing Qualifications Panel to appeal the delisting procedure arising from its ADSs falling below the minimum requirement of $1.00 and expects that the ratio change will lead to the continued listing of its ADSs on The Nasdaq National Market although there can be no assurance that this will be the case.

It should be noted that this has no impact on the continued listing of British Biotech’s ordinary shares on the London Stock Exchange.

——ends——

For more information please contact:

British Biotech plc	www.britishbiotech.com
Tony Weir, Finance Director	Tel: 01865 781166

Hogarth Partnership (UK media)
John Olsen, James Longfield	Tel: 020 7357 9477

Safe harbour statement: this news release contains forward-looking statements that reflect the Company’s current expectation regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company’s research strategy, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process

British Biotech plc
Registered office Watlington Road Oxford OX4 6LY	Registered in England
Tel 01865 748747	and Wales No. 2304992

Back to Contents

6th December 2002

Company Announcements Office
Stock Exchange
London
EC2N 1HP

Dear Sir,

SECTIONS 198 and 199 COMPANIES ACT 1985 – DISCLOSABLE INTERESTS IN SHARES

I am writing to inform you that British Biotech plc has today been notified under Section 198/199 Companies Act 1985 of the following disclosable interest in the Company’s shares:

Name:	Legal & General Investment Management Ltd

No. of shares:	26,424,319 (representing 3.95%)

Date of transaction:	4th December 2002

Yours faithfully

Sian Bishop
Legal Counsel and Deputy Company Secretary

British Biotech plc
Registered office: Thames Court Watlington Road Oxford OX4 6LY	Registered in England
Tel: 01865 748747	and Wales No. 2304992

Back to Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH BIOTECH PLC

Date:	January 6, 2003	Signed: /s/ Tony Weir

Name: Tony Weir Title: Finance Director